UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  FORM N-17f-2


               Certificate of Accounting of Securities and Similar

                          Investments in the Custody of

                         Management Investment Companies


                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


     1. Investment Company Act Rule Number:

            811-07917

     2. State Identification Number: N/A

     3. Exact name of investment company as specified in registration statement:

            Wilshire Variable Insurance Trust

     4. Address of principal executive office (number, street, city, state, zip code):

            1299 Ocean Avenue, Suite 700
            Santa Monica, California 90401

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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Wilshire Variable Insurance Trust Small Cap Growth Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Wilshire Variable Insurance Trust Small Cap Growth Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 30, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2005, and with respect to agreement of security purchases and sales, for the period from October 31, 2005 (the date of our last examination), through November 30, 2005:

- Confirmation of all security positions with PFPC Trust Company (the "Custodian").

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC.

- Reconciliation of all such securities to the books and records of the Fund and the Custodian.

- Agreement of 25 security purchases and 10 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and/or subsequent cash statements received from the Custodian.



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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Wilshire Variable Insurance Trust Small Cap Growth Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2005 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP
------------------------------
Philadelphia, Pennsylvania
August 29, 2006

      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
                       THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Small Cap Growth Fund (one of the Funds constituting Wilshire Variable Insurance Trust, hereafter referred to as the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2005, and from October 31, 2005 through November 30, 2005.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2005, and from October 31, 2005 through November 30, 2005, with respect to securities reflected in the investment account of the Trust.

Small Cap Growth Fund



 /s/ Lawrence E. Davanzo
 --------------------------------------------
 Lawrence E. Davanzo
 Trustee and President
 Wilshire Variable Insurance Trust


 /s/ Scott Boroczi
 --------------------------------------------
 Scott Boroczi
 Treasurer
 Wilshire Variable Insurance Trust